Phone:        (215) 569-5549
Fax:          (215) 832-5549
Email:        wiseman@blankrome.com

                                October 13, 2004

VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention:  Mr. Barry McCarty, Senior Counsel


Re:      Pennsylvania Commerce Bancorp, Inc. (the "Company")
         Amendment No. 2 to Registration Statement on Form S-1
         File No. 333-118236

Dear Mr. McCarty:

         On behalf of the Company, please find the Company's response to the comment letter of the staff (the "Staff") of the SEC dated October 8, 2004 (the "Comment Letter") to Amendment No. 1 to the Company's Registration Statement on Form S-1 filed on October 1, 2004 (File No. 333-118236) ("Amendment No. 1"). We are submitting this response to the Staff on behalf of the Company at the same time the Company is filing Amendment No. 2 to the Company's Registration Statement on Form S-1 ("Amendment No. 2").

         Via federal express, we are providing you with a clean copy of Amendment No. 2 and a copy of Amendment No. 2 that has been marked against Amendment No. 1 to show the changes from Amendment No. 1 as originally filed. We have numbered the responses contained herein to correspond to the comments contained in the Comment Letter. Please note that page references cited in this letter, other than those cited in your comments, are to the page numbers of the enclosed blacklined document.

Form S-1
--------
Summary
-------
Our Strategy
------------
1. COMMENT: Revise the first bullet to disclose if the company is committed to adding 2-6 new branches in each of the next 5 years as well as constructing a new headquarters to open in 2005 and, if so, indicate that commitment herein and in the MD&A capital resources section and, the expected source of the funds to pay for new branches as well as the headquarters. See Item 303(b) of Regulation S-K. Noting the expected opening in 2005 of the headquarters, advise the staff if any expenditure for this project have occurred through June 30, 2004 and, if so, advise as to the amount.

         ANSWER: The Company has revised the disclosure on pages 3, 18, 33 and 55 to address this comment. Supplementally, the Company advises the Staff that through June 30, 2004, the Company paid $25,000 as a down payment for the purchase of the land for the headquarters and approximately $39,000 for design and architectural services for the headquarters.



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U.S. Securities and Exchange Commission
October 13, 2004
Page 2

Risk Factors
------------
General
-------
2. COMMENT: Revise to add a risk factor with a caption such as "Investors will suffer immediate and substantial dilution" and disclose therein the significant dilution in book value per share as well as the percentage dilution.

         ANSWER: The Company has added a risk factor on page 12 to address this comment.


3. COMMENT: Revise to add additional disclosure in the first risk factor regarding the costs associated with the new store openings, the headquarters construction and the source of the funds for these items.

         ANSWER: The Company has revised the risk factor on page 8 to address this comment.


Loans Held for Sale
-------------------
4. COMMENT: We note your revision to our prior comment no. 15. As previously requested, please disclose how and when you determine which loans are participated with Commerce and other financial institutions. You state in your response letter that this takes place when the amount of a loan exceeds the Company's board's comfort level or due to legal lending limits, however, this is not disclosed anywhere in your amended document. Please revise.

         ANSWER: Loan participations are not included in Loans Held for Sale since participations are settled on the same day that the original loan settles. The Company has revised the disclosure on page 40 to address this comment.


Loan Portfolio
--------------
5. COMMENT: We note your revision to our prior comment no. 19. in which we asked for a discussion of loan origination policies and procedures for each major loan type. Your revision was general in nature and only referred to consumer loans. Please revise to include a more robust discussion of the particular origination policies and procedures for each loan component.

         ANSWER: The Company has revised the disclosure on pages 41-42 to address this comment.


Other
-----
6. COMMENT: Please note the updating requirements in Article 3-12 of Regulation S-X.

         ANSWER: The Company notes the updating requirements in Article 3-12 of Regulation S-X.

7. COMMENT: Please include an updated consent of the independent accountants in your next amendment.

         ANSWER: An updated consent of the independent accountants has been filed as an exhibit to Amendment No. 2.



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U.S. Securities and Exchange Commission
October 13, 2004
Page 3


Underwriting
------------
8. COMMENT: Confirm to the staff that the pricing amendment (Rule 424 filing) will disclose the actual number of shares sold by the underwriters, including those shares sold short.

         ANSWER: In its Rule 424 filing, the Company will disclose how many shares were purchased by the underwriters from the Company and will (as it does presently) note the over-allotment option.


Part II
-------
Recent Sales
------------
9. COMMENT: Noting the private placement during the pendancy of the Registration Statement, which indicates Section 4(2) was relied upon, and noting that general solicitation commences upon the filing of the Registration Statement, supplementally provide the staff with a legal analysis as to the authority for the offering. See the Black Box and Squadron, Ellenoff No-Action letters.

         ANSWER: On August 13, 2004, the Company filed its Registration Statement on Form S-1 related to the offer and sale of shares of its common stock (the "Registration Statement"). On September 29, 2004, the Company issued and sold a total of 100,000 shares of its common stock to Commerce Bancorp, Inc. in a private placement transaction (the "Private Placement").

         Private Placement Analysis

                  The Company believes, and we concur, that the Private Placement was a bona fide private placement. Section 4(2) of the Securities Act provides that transactions by an issuer not involving any public offering are exempted from the Securities Act's registration requirements. In the Private Placement, the Company sold shares of its common stock to one institutional accredited investor, Commerce Bancorp, Inc., which had adequate information about the Company and had a significant pre-existing business and investing relationship with the Company1. We also note that (1) the Company had and has not distributed the preliminary prospectus contained in its August filing to any potential investors, whether potential private investors or potential investors in the public offering, and (2) the Company had and has not conducted any "road show" meetings with potential investors. In addition, Commerce Bancorp, Inc., made representations and warranties in the Stock Purchase Agreement, upon which the Company relied in concluding that the Private Placement was a valid




--------
1 The Company has been a part of the Commerce Bancorp, Inc. network since 1985. As more fully described on pages 52-53, of Amendment No. 2, pursuant to a Network Agreement with Commerce Bancorp, Inc., the Company utilizes Commerce Bancorp, Inc.'s unique retail business model and is provided various services. In addition, as of June 30, 2004, Commerce Bancorp, Inc. owned 7.90% of the Company's common stock, 100% of the Company's Series A preferred stock, warrants that entitle Commerce Bancorp, Inc. to purchase 143,666 (as adjusted for common stock dividends) shares of the Company's common stock in the event of a "change of control" of the Company and 100% of the Company's trust capital securities.




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U.S. Securities and Exchange Commission
October 13, 2004
Page 4

         private placement under Section 4(2) of the Securities Act. These representations and warranties may be summarized as follows:



          o that it was an "accredited investor" as defined in Rule 501(a)(3) under the Securities Act;

          o its intention was to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof;

          o it had adequate access to information about the Company and acquired sufficient information about the Company to reach an informed decision to purchase the shares;

          o it had such business and financial experience as is required to give it the capacity to protect its own interests in connection with the purchase of the shares; and

          o it determined to purchase the shares solely as a result of private discussions with the Company and was only offered the shares through these private discussions.

         Integration Analysis

                  In consummating the Private Placement, the Company relied on the position of the Securities and Exchange Commission with respect to integration of private and public offerings expressed in the Black Box Incorporated (available June 26, 1990) and Squadron, Ellenoff, Pleasant & Leher (available February 29, 1992) no-action letters. In Black Box and Squadron, Ellenoff, the Securities and Exchange Commission carved out on policy grounds a limited exception to the integration doctrine for a private offering during the pendency of a registration statement to "qualified institutional buyers" and a few other institutional accredited investors. In the Squadron, Ellenoff letter the staff indicated that this exception is to be limited to qualified institutional buyers and no more than two or three large institutional accredited investors. Because the Private Placement was made only to Commerce Bancorp, Inc., an institutional accredited investor with a significant prior relationship with the Company, the Company believes, and we concur in this view, that the Private Placement is consistent with the policy expressed by the Securities and Exchange Commission in the Black Box and Squadron, Ellenoff no-action letters and that it should not be integrated with the public offering.



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U.S. Securities and Exchange Commission
October 13, 2004
Page 5


Closing Comments
----------------
         If any member of the Staff has any questions, please do not hesitate to contact the undersigned at 215-569-5549 or Melissa Palat Murawsky, Esquire at 215-569-5732.

                                               Very truly yours,

                                               /s/ Lawrence R. Wiseman
                                               --------------------------
                                               LAWRENCE R. WISEMAN

cc:      Michael Clampitt, Esq.
         John Spitz
         John Nolan
         Gary L. Nalbandian
         Stuart G. Stein, Esq.
         Mark A. Zody
         Melissa Palat Murawsky, Esq.